SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                         ------------------------

                              SCHEDULE 14D-9
                              (RULE 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER
         SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           COHOES BANCORP, INC.
                        -------------------------
                        (Name of Subject Company)

                           COHOES BANCORP, INC.
                   ------------------------------------
                   (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                  --------------------------------------
                      (Title of Class of Securities)

                               192513 10 9
                  -------------------------------------
                  (CUSIP Number of Class of Securities)

                            HARRY L. ROBINSON
                  PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           COHOES BANCORP, INC.
                             75 REMSEN STREET
                         COHOES, NEW YORK   12047
                              (518) 233-6500
------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 Copy to:

                         RAYMOND A. TIERNAN, ESQ.
                        GERALD F. HEUPEL, JR. ESQ.
                          PHILIP R. BEVAN, ESQ.
                  ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                          734 15TH STREET, N.W.
                         WASHINGTON, D.C.  20005
                              (202) 347-0300

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



     This solicitation/recommendation statement on Schedule 14D-9 is filed by Cohoes Bancorp, Inc., a Delaware corporation ("Cohoes"), in relation to the exchange offer disclosed in the Schedule TO, filed on November 1, 2000 with the Securities and Exchange Commission, of TrustCo Bank Corp NY, a New York corporation ("TrustCo"), to exchange each issued and outstanding share of Cohoes common stock, par value $.01 per share, for cash in the amount of $10.80 and a fractional share of TrustCo common stock, par value $1.00 per share, with a value of $7.20 upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by TrustCo on July 11, 2000, as amended, and the prospectus contained therein (each of which is an exhibit and incorporated by reference into TrustCo's Schedule TO), as well as in the Rule 424(b)(3) prospectus dated October 30, 2000 filed by TrustCo on November 1, 2000.

     In response to Items 1 through 8 of this Schedule 14D-9, Cohoes hereby incorporates by reference its disclosure document, included herewith as Exhibit (a)(1), which contains the information responsive to the requirements of this Schedule 14D-9.

ITEM 9.  EXHIBITS.


EXHIBIT
NUMBER                           DESCRIPTION
-------                     ----------------------

(a)(1) Solicitation/Recommendation Statement, first mailed to Cohoes stockholders on November 2, 2000
(a)(2) Information regarding Cohoes' certificate of incorporation and bylaws (incorporated by reference from the Hudson River Bancorp, Inc.'s Registration Statement on Form S-4 filed June 26, 2000, as amended, and Hudson River's Rule 424(b)(3) prospectus filed July 18, 2000)
(a)(3) Press release, dated June 26, 2000, by Cohoes (incorporated by reference from the filing made on June 26, 2000 by Cohoes as a Rule 425 communication)
(a)(4) Newspaper advertisement addressed to shareholders, customers, etc., of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 13, 2000 as a Rule 425 communication)
(a)(5) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 20, 2000 as a Rule 425 communication)
(a)(6) Letter to Shareholders of Cohoes and Hudson River, dated July 20, 2000 (incorporated by reference from the filings made by Cohoes and Hudson River on July 20, 2000 and July 21, 2000, respectively, as a Rule 425 communication)
(a)(7) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 27, 2000 as a Rule 425 communication)

                                     2

(a)(8) Press release, dated July 27, 2000, by Cohoes (incorporated by reference from the filing made on July 27, 2000 by Cohoes as a Rule 14a-12 communication and on July 28, 2000 as a Schedule 14D-9 communication)
(a)(9) Letter to shareholders of Cohoes and Hudson River, dated July 28, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on July 28, 2000 as a Rule 425 communication)
a)(10) Updated Investor Presentation/Synopsis of the Cohoes-Hudson River merger, dated August 2, 2000 (incorporation by reference from the filing made by Cohoes and Hudson River on August 2, 2000 as a Rule 425 communication)
(a)(11) Newspaper advertisement addressed to shareholders of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(12) Letter to shareholders of Cohoes and Hudson River, dated August 7, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(13) Press release dated August 9, 2000 by Cohoes (incorporated by reference from the filing made on August 9, 2000 by Cohoes as a Rule 425 communication)
(a)(14) Press release dated August 10, 2000 by Cohoes (incorporated by reference from the filing made on August 10, 2000 by Cohoes as a Rule 425 communication)
(a)(15) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 11, 2000)
(a)(16) Press release dated September 28, 2000 by Cohoes and Hudson River Bancorp, Inc. (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(17) Press release dated September 28, 2000 by Cohoes (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(18) Press release dated October 19, 2000 by Cohoes (incorporated by reference from the filing made on October 19, 2000 by Cohoes as a Rule 14a-12 communication)
(a)(19) Press release dated October 24, 2000 by Cohoes (incorporated by reference from the filing made on October 24, 2000 by Cohoes as a Rule 14a-12 communication)
(e)(1) Information regarding executive compensation and related matters (incorporated by reference from Cohoes' definitive proxy statement, dated October 23, 2000)

                                     3


                                SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              COHOES BANCORP, INC.


                              By:  /s/ Harry L. Robinson
                                   --------------------------------------
                                   Name:     Harry L. Robinson
                                   Title:    President and Chief Executive
                                               Officer

Dated: November 2, 2000




















                                     4


                               EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                      --------------------

(a)(1) Solicitation/Recommendation Statement, first mailed to Cohoes stockholders on November 2, 2000
(a)(2) Information regarding Cohoes' certificate of incorporation and bylaws (incorporated by reference from the Hudson River Bancorp, Inc.'s Registration Statement on Form S-4 filed June 26, 2000, as amended, and Hudson River's Rule 424(b)(3) prospectus filed July 18, 2000)
(a)(3) Press release, dated June 26, 2000, by Cohoes (incorporated by reference from the filing made on June 26, 2000 by Cohoes as a Rule 425 communication)
(a)(4) Newspaper advertisement addressed to shareholders, customers, etc., of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 13, 2000 as a Rule 425 communication)
(a)(5) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 20, 2000 as a Rule 425 communication)
(a)(6) Letter to Shareholders of Cohoes and Hudson River, dated July 20, 2000 (incorporated by reference from the filings made by Cohoes and Hudson River on July 20, 2000 and July 21, 2000, respectively, as a Rule 425 communication)
(a)(7) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 27, 2000 as a Rule 425 communication)
(a)(8) Press release, dated July 27, 2000, by Cohoes (incorporated by reference from the filing made on July 27, 2000 by Cohoes as a Rule 14a-12 communication and on July 28, 2000 as a Schedule 14D-9 communication)
(a)(9) Letter to shareholders of Cohoes and Hudson River, dated July 28, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on July 28, 2000 as a Rule 425 communication)
(a)(10) Updated Investor Presentation/Synopsis of the Cohoes-Hudson River merger, dated August 2, 2000 (incorporation by reference from the filing made by Cohoes and Hudson River on August 2, 2000 as a Rule 425 communication)
(a)(11) Newspaper advertisement addressed to shareholders of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(12) Letter to shareholders of Cohoes and Hudson River, dated August 7, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(13) Press release dated August 9, 2000 by Cohoes (incorporated by reference from the filing made on August 9, 2000 by Cohoes as a Rule 425 communication)
(a)(14) Press release dated August 10, 2000 by Cohoes (incorporated by reference from the filing made on August 10, 2000 by Cohoes as a Rule 425 communication)

                                     5

(a)(15) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 11, 2000)
(a)(16) Press release dated September 28, 2000 by Cohoes and Hudson River Bancorp, Inc. (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(17) Press release dated September 28, 2000 by Cohoes (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(18) Press release dated October 19, 2000 by Cohoes (incorporated by reference from the filing made on October 19, 2000 by Cohoes as a Rule 14a-12 communication)
(a)(19) Press release dated October 24, 2000 by Cohoes (incorporated by reference from the filing made on October 24, 2000 by Cohoes as a Rule 14a-12 communication)
(e)(1) Information regarding executive compensation and related matters (incorporated by reference from Cohoes' definitive proxy statement, dated October 23, 2000)



















                                     6

[COHOES LOGO]



                                                             November 2, 2000

Dear Stockholder:

     Recently, TrustCo Bank Corp NY commenced its hostile tender offer for your shares of Cohoes stock.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT TRUSTCO'S OFFER BY NOT TENDERING YOUR SHARES.

     WE URGE YOU TO SHOW YOUR SUPPORT FOR COHOES BY RETURNING THE ENCLOSED BLUE PROXY TODAY.

     Our recommendation is based on the following reasons:

WE ARE EXPLORING ALL OF OUR STRATEGIC OPTIONS, INCLUDING A SALE OF COHOES

     * We publicly announced on September 28, 2000 that we would explore all of our strategic options, including a sale of Cohoes.

     * We have subsequently entered into confidentiality agreements with several larger financial institutions that have been active acquirors.

     * We increased our quarterly cash dividend by 14% and announced our intention to repurchase up to approximately 12.5% of our stock, to the extent it does not interfere with our marketing of Cohoes.

     * We are actively pursuing a sale of Cohoes, and we expect to complete the exploration of our strategic options before TrustCo can even hope to complete its hostile tender.

WE BELIEVE TRUSTCO WANTS TO DISCOURAGE COMPETITIVE OFFERS

     * We invited TrustCo to participate in our marketing process, and they instead commenced a proxy fight and a hostile tender offer.

     * We believe these hostile actions could delay or impede your Board's actions to maximize value and discourage potential bidders for Cohoes.


TRUSTCO'S OFFER IS HIGHLY CONDITIONAL, AND WE BELIEVE IT IS ILLUSORY

     * The offer is subject to at least 10 conditions, some of which cannot be met.

     * TrustCo took over 4 months to commence its hostile tender offer, and TrustCo has said it will need at least 4 to 6 more months to complete its offer.

LIMITED UPSIDE POTENTIAL FOR COHOES STOCKHOLDERS

     * You will pay taxes but will have only a limited equity interest since less than half of the consideration is TrustCo common stock.

     * We believe TrustCo's common stock is overvalued compared to its peers; it's trading at 400% of book value.

     Please carefully read the attached materials which more fully explain the recommendation of your board of directors that you reject TrustCo's tender offer.

     We appreciate your consideration and continued support. Please vote FOR Cohoes' nominees for director and FOR Proposals 2 and 3 and do not tender any shares to TrustCo. DISCARD any proxy you receive from TrustCo or from Ambanc Holding Co., Inc.

     Let us maximize value for all stockholders by allowing us to complete the orderly marketing of Cohoes to ALL interested parties, not just TrustCo.


                              Very truly yours,



                              Harry L. Robinson
                              President and Chief Executive Officer
                              Cohoes Bancorp, Inc.

                           QUESTIONS AND ANSWERS



Q:   DO I NEED TO RESPOND TO TRUSTCO'S OFFER?

A: No, you do not have to respond to TrustCo's offer. If you do not like the price TrustCo is offering or if you want to wait until we complete our marketing process, there is no need to do anything. However, even if you have some interest in TrustCo's offer, you are not hurt by taking your time to respond to TrustCo's offer. The offer must continue until at least December 15, 2000. Given all of the conditions to the offer, even TrustCo anticipates the deadline will be pushed back several more months.

Q: DO I HAVE ANYTHING TO LOSE IF I DO NOT TENDER BUT TRUSTCO'S OFFER IS SUCCESSFUL ANYWAY? WILL I GET LESS THAN STOCKHOLDERS WHO TENDER NOW?

A: No. In the highly unlikely event that TrustCo's offer were to close, TrustCo has indicated that even stockholders who never tender will still get paid in the subsequent merger the same amount as those who tender now.

Q:   WHAT IF I ALREADY TENDERED MY SHARES TO TRUSTCO?

A: You can withdraw your shares at any time before TrustCo's offer expires. If you need any help with this, please call our representative in connection with TrustCo's hostile offer, Regan & Associates, Inc., toll free at 1-800-737-3426.

Q: DO ANY OF OUR DIRECTORS AND EXECUTIVE OFFICERS INTEND TO TENDER THEIR SHARES TO TRUSTCO?

A: Absolutely not. They believe that completing our exploration of a sale of Cohoes is in the best interest of all Cohoes' stockholders. Furthermore, they currently believe that a better offer than TrustCo's can be obtained, thus benefiting all Cohoes' stockholders. They also believe that serious questions exist as to the real value of the TrustCo offer.

Q:   WHO CAN ANSWER MY QUESTIONS?

A: Please call Regan & Associates, Inc. toll free at 1-800-737-3426 with any questions you have. They can also help you withdraw any shares that you may have tendered to TrustCo.

                              RECOMMENDATION

     TrustCo recently commenced a tender offer seeking to acquire your shares of Cohoes common stock in exchange for cash in the amount of $10.80 per share and a fractional share of TrustCo common stock with an approximate value of $7.20. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT TRUSTCO'S OFFER BY NOT TENDERING YOUR SHARES. The TrustCo offer is subject to a long list of conditions. We do not believe that all of these conditions will ever be satisfied. We believe that TrustCo's true intention is to impede and delay our previously announced orderly marketing process designed to maximize value for ALL Cohoes stockholders. We expect to complete our exploration of all strategic options, including a sale of Cohoes, before TrustCo can ever hope to complete its tender offer.

     None of our directors, executive officers, affiliates or subsidiaries intends to tender a single share of Cohoes stock in TrustCo's hostile offer. Nor do they plan to sell a single share as a result of the offer.

                                  REASONS

     We summarize below some of the analyses and other considerations taken into account by us and our financial advisors, and the discussion includes all material factors considered by the Board.

Not the Best Deal

     Our Board has embarked on the process of thoroughly exploring Cohoes' strategic options, including the sale of Cohoes to a larger financial institution. We are fully committed to this process and believe it is the best way to maximize value for ALL Cohoes stockholders. We think we can obtain a better deal for you than TrustCo's. We have already signed confidentiality agreements with several larger financial institutions that have been active acquirors. We will carefully consider all offers that are received and will treat all interested parties fairly and equally, including TrustCo and Ambanc. Although TrustCo and Ambanc have refused to date to execute confidentiality agreements, the same ones as signed by all the other institutions, we have invited TrustCo and Ambanc to participate in the process. We will review any proposals they wish to submit.

Not a Real Deal

     Because of the highly conditional nature of TrustCo's tender offer, we do not believe that the TrustCo offer represents a real deal. The TrustCo offer is subject to 10 different conditions. We do not believe that all of these conditions will ever be satisfied. We feel that TrustCo is asking you to tender your shares to them even though there is, in our view, virtually no chance that all of their conditions will ever be satisfied.

     Some of the conditions to the TrustCo offer cannot be controlled by Cohoes. For example, TrustCo has included as a condition that our stock option agreement with Hudson River Bancorp, Inc. be terminated. Cohoes cannot unilaterally terminate this agreement and Hudson River would have to agree to terminate this agreement, which it has refused to do. We attempted to negotiate the termination of the stock option agreement after our stockholders did not approve the proposed Cohoes-Hudson River merger. While Hudson River would not agree to such termination, we were able to substantially limit the economic value of the stock option by amending it to have an economic cap of $3.5 million. Without that cap, TrustCo's offer would have resulted in the option having a value of almost $13.0 million rather than the $3.5 million as now provided under the terms of the amended option agreement.

     TrustCo's offer also contains certain conditions which are in the sole control of your Board. For example, they have asked your Board to:

     * make the supermajority vote provisions of our certificate of incorporation inoperative to TrustCo;
     * make Section 203 of the Delaware Corporation Law inapplicable to the TrustCo offer; and
     * enter into merger agreements with both TrustCo and TrustCo's subsidiary bank.

     Because your Board is committed to completing the exploration of all of its strategic options, including a sale of Cohoes, it cannot agree to any of these three conditions. We are actively pursuing a sale of Cohoes, and we believe we can obtain a better deal for all of our stockholders than the one proposed by TrustCo.

     The highly conditional nature of TrustCo's offer and the inclusion of several conditions that are very unlikely to be satisfied lead us to believe that TrustCo is not interested in a real deal with us. We also feel that it would be foolish for you to tender shares when there is, in our view, very little chance that the TrustCo tender offer will ever be completed and while we are involved in the marketing of Cohoes.

Wrong Currency

     We also believe that the nature of part of the consideration being offered, TrustCo common stock, is objectionable. Simply put, we believe that TrustCo's common stock is overvalued.

     TrustCo common stock currently trades at

     * 400% of book value, and
     * approximately 14.9 times the estimated earnings per share for 2001.

     By comparison, Keefe, Bruyette & Woods analyzed a peer group of seven banks located in upstate New York with assets between $750 million and $3.0 billion and determined that the stock of this peer group trades at:

     * an average of approximately 200% of tangible book value, and
     * an average of approximately 8.9 times the estimated earnings per share for 2001.

     Furthermore, while Cohoes stockholders have had a total annualized return of over 29% from January 4, 1999 (the first day of trading) through October 20, 2000, TrustCo's stockholders for the same period actually lost money, experiencing a negative 2.1% annualized total return.

     While the market price of TrustCo's common stock has declined by more than 13% since December 31, 1998, we believe it is still overvalued. We feel that TrustCo's common stock will continue to face downward pressure and that there would be considerable downside risk in accepting TrustCo common stock as the currency for any transaction at this time.

Other Factors

     * INTEGRATION RISK - TrustCo has no real record of acquisitions. It has completed only one material acquisition in the past ten years, Home and City Savings Bank in 1991. It completed a very small acquisition in August 2000, Landmark Financial Corporation ($26.4 million in assets).

     * DETRIMENTAL EFFECTS ON COHOES' CUSTOMERS, COMMUNITIES AND EMPLOYEES - TrustCo's pro forma financial statements reflect that it will attempt to drastically reduce Cohoes current operating costs. Clearly they expect to close at least several offices and reduce the number of employees and benefits offered. Banking is still largely a customer service business and such cost-cutting efforts often result in customer attrition, deposit run-off and low morale among employees. In addition to adversely affecting our customers, communities and employees, this can adversely affect net income.

     Your Board did not assign specific weights to the foregoing factors and individual directors may have given different weights to different factors. Throughout its deliberations, your Board received the advice of its legal and financial advisors and other advisors who were retained to advise the Board in connection with TrustCo's hostile offer.

             ACTIONS IN RESPONSE TO TRUSTCO'S HOSTILE OFFER

Strategic Transactions

     Your Board is committed to the exploration of our strategic options, including a sale of Cohoes to a larger financial institution. After the Cohoes-Hudson River merger was not approved, the Board commenced an analysis of the various courses of action available to it. First and foremost it sought to terminate the Cohoes-Hudson River merger agreement and obtain the cancellation or amendment of the reciprocal stock options. Second, the Board determined that it needed to explore all its strategic options, including, in particular, the sale of Cohoes to a larger financial institution. In that vein, we have executed confidentiality agreements with several larger financial institutions which have been active acquirors. We have also, as a part of this strategic review, increased our quarterly cash dividend by 14% and determined to repurchase up to approximately 12.5% of our stock (as long as such repurchases are not detrimental to our marketing efforts).

     Your Board of Directors duly considered TrustCo's offer in accordance with its fiduciary duties and unanimously determined that this offer was not in the best interest of Cohoes' stockholders. Because your Board believes that TrustCo's offer has several other significant impediments and because Cohoes is embarked on a process to maximize value for all stockholders, your Board recommends that you reject TrustCo's offer by not tendering any of your shares to TrustCo.

     The stock option issued to Hudson River at the time we entered into our merger agreement could possibly have the effect of discouraging offers to acquire Cohoes for a period of up to 18 months after termination of the merger agreement. The presence of this option, of course, did not preclude TrustCo
from making such an offer.   Furthermore, our recent amendment to limit the
economic value of such option to $3.5 million substantially reduces any such deterrent effect.

     On October 25, 2000, TrustCo mailed definitive proxy solicitation materials to our stockholders. These materials solicit proxies against the election of Cohoes' nominees for director and the proposal to amend our stock benefit plans and for TrustCo's nominees.

     On November 1, 2000, TrustCo formally commenced its hostile exchange offer for your Cohoes shares.

Background to Your Board's Recommendation

     Your Board duly considered TrustCo's original offer of $16.00 per share after we received it on June 8, 2000 on a confidential basis. On June 22, 2000, your Board met to duly consider TrustCo's offer in accordance with its fiduciary duties and unanimously determined that this offer was not in the best interests of Cohoes' stockholders. We informed TrustCo on June 23, 2000 that there was no basis for further discussions with respect to its initial proposal. On the following Monday, June 26, 2000, TrustCo publicly announced that it intended to make a hostile offer for your shares. On July 11, 2000, TrustCo filed a registration statement on Form S-4 with the SEC with respect to the TrustCo shares to be offered in exchange for shares of Cohoes. TrustCo's registration statement included a preliminary prospectus describing certain material terms of TrustCo's tender offer.

     On August 17, 2000, our stockholders did not approve the Cohoes-Hudson River merger. Subsequently, on August 30, 2000, we received a letter from TrustCo proposing to revise their offer to $18.00 per share in TrustCo common stock or a mixture of stock and cash and requesting a meeting. We agreed to such meeting and arrived at the meeting only to be told by TrustCo's chairman that he would not proceed with discussions in the absence of our chairman. On September 7, 2000, we received a second letter reiterating TrustCo's offer.
On September 15, 2000, we requested to meet with TrustCo to discuss the latest letter, which we did on September 20, 2000. Immediately after such meeting, we received a letter from TrustCo withdrawing the offer.

     On September 28, 2000, we announced the mutual termination of the Cohoes-Hudson River merger agreement and the amendment of the reciprocal stock options to limit the economic value realizable thereon to $3.5 million. On the same day, we announced that our Board of Directors was committed to exploring all of our strategic options, including a sale of Cohoes to a larger financial institution. On October 19, 2000, in furtherance of our analysis of our strategic options, we announced a 14% increase in our quarterly cash dividend and the receipt of regulatory approval to repurchase approximately 12.5% of our stock.

     On October 3, 2000, TrustCo filed an amendment to its registration statement to reflect the revised offer pursuant to which they would offer you $18.00 in a mixture of 60% cash and 40% TrustCo common stock. On October 18, 2000, TrustCo filed a further amendment to their registration statement to clarify certain matters concerning their offer, including the fact that the entire amount you would receive could be taxable, even the portion consisting of TrustCo common stock.

     On October 19, 2000, your Board met again to consider TrustCo's current offer in light of the new materials TrustCo filed with the SEC. At that meeting, your board carefully considered the information published by TrustCo and received the advice of Cohoes' management, of Keefe, Bruyette & Woods, Cohoes' financial advisors, and of legal counsel. After careful consideration, your Board unanimously:

     * determined that TrustCo's offer is not in the best interests of Cohoes and its stockholders in view of our ongoing marketing efforts, and

     * recommended that you reject TrustCo's offer by not tendering your shares.

     The reasons for our conclusions are outlined in this document.

                       ANTI-TAKEOVER CONSIDERATIONS

Delaware Takeover Statute

     Section 203 of the Delaware General Corporation Law prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation's voting stock, within three years after the person or entity becomes an interested stockholder, unless:

     * the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction,

     * after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans,

     * after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder, or

     * the transaction is one of specified business combinations that are proposed after the corporation had received other acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the Delaware General Corporation Law.

     This summary of Section 203 of the Delaware General Corporation Law does not purport to be complete and is qualified in all respects by reference to the provisions of Section 203 of the Delaware General Corporation Law.

Anti-takeover Provisions in Cohoes' Certificate of Incorporation and Bylaws

     Cohoes' certificate of incorporation and bylaws contain several provisions that may limit the ability to acquire control of Cohoes without negotiations with Cohoes' Board. These provisions include:

     * authorized but unissued common and preferred stock,

     * the division of Cohoes' Board of Directors into three staggered classes,

     * no cumulative voting for election of Cohoes' directors,

     * the Board's power to determine the size of the Board and to fill vacancies,

     * the need for approval of the Board of Directors to amend the certificate of incorporation,

     * the need for a supermajority shareholder vote to remove directors for cause and to amend the bylaws and important provisions of the certificate of incorporation,

     * the need for supermajority shareholder approval before Cohoes can purchase securities from an "interested shareholder" (generally, a beneficial owner of 10% or more of the voting stock), and

     * the ability of only the Board, not the shareholders, to call special meetings.

     These provisions are discussed at greater length in our July 3rd proxy statement/prospectus.

Stock Option Agreement

     In connection with the execution of the Cohoes-Hudson merger agreement, we and Hudson River each granted the other a conditioned option to purchase up to 19.9% of the outstanding shares of its common stock at a fixed price equal to the closing sales price of the common stock of the respective parties on April 24, 2000. These options were intended to make it more likely that the Cohoes-Hudson River merger would be completed on the agreed terms and to compensate a party for its efforts and costs in case the merger was not completed due to a third party proposal for a business combination with the other party. In view of the termination of the Cohoes-Hudson River merger agreement, we sought to have the options cancelled. Hudson River was unwilling to do so but did agree to amend the options to cap the economic value of the options at $3.5 million. Although, even as amended, the option may possibly discourage proposals to acquire Cohoes, the capping of the economic value has substantially reduced any such deterrent effect. As a result of the public announcement of the TrustCo proposals received by Cohoes and Hudson River, an initial triggering event as defined in the stock option agreements has occurred under each of the agreements. However, neither option can be exercised until a subsequent triggering event as defined in the agreements also occurs. If TrustCo is successful in its tender offer, a subsequent triggering event will have occurred by virtue of TrustCo's acquisition of more than 25% of the shares of our common stock. In such event, Hudson River could exercise the option, but the value it could receive would not exceed $3.5 million rather, as compared to the almost $13.0 million it could have realized had the option not been amended.

         INFORMATION ABOUT COHOES, ITS AFFILIATES AND ITS ADVISORS

Cohoes and Cohoes Common Stock

     Cohoes Bancorp, Inc. is a Delaware corporation. The executive offices of Cohoes are located at 75 Remsen Street, Cohoes New York 12047. The telephone number of Cohoes at this location is (518) 233-6500.

     TrustCo's exchange offer relates to the common stock, par value $.01 per share, of Cohoes. As of November 1, 2000, 7,912,705 shares of Cohoes common stock were outstanding.

     Cohoes is the subject company to TrustCo's exchange offer and we have filed a Schedule 14D-9 with the SEC in response. The Schedule 14D-9 contains or incorporates by reference exhibits with additional information. You may obtain a free copy of the document at the SEC's Internet web site at www.sec.gov. This document may also be obtained free of charge from us by calling our representative, Regan & Associates, Inc., at 1-800-737-3426.

     Cohoes will bear the cost of any solicitations of, or communications or recommendations to, its shareholders regarding the TrustCo exchange offer. If necessary, in soliciting or making a recommendation with respect to the TrustCo exchange offer to its shareholders, Cohoes may use members of the Board as well as several of its executive officers, who may contact you either personally or by telephone, facsimile or letter and who will not be specially compensated.

     Cohoes will also request that banks, brokers and other record holders send solicitation or recommendation material, including this document, to the beneficial owners of Cohoes common stock, if necessary. Cohoes will reimburse the record holders for their reasonable expenses in taking those actions in the ordinary course of their business.

Cohoes' Advisors

     KEEFE, BRUYETTE & WOODS. On April 7, 2000, Cohoes retained Keefe, Bruyette & Woods as its financial advisor in connection with the proposed merger with Hudson River. Cohoes agreed to pay Keefe, Bruyette & Woods a fee of approximately $250,000 for services rendered in connection with advising and issuing a fairness opinion regarding the Cohoes-Hudson River merger. Keefe, Bruyette & Woods, Inc. received $100,000 of such fee. The remainder of the fee was not paid due to the termination of the Cohoes-Hudson River merger agreement.

     In late July 2000, Cohoes and Keefe, Bruyette & Woods agreed to enter into an additional agreement supplementing Keefe's previous engagement as Cohoes' financial advisor with respect to the TrustCo offer and any other merger or acquisition of Cohoes. In view of the failure to obtain stockholder approval of the Cohoes-Hudson River merger and the subsequent determination by the Board to explore Cohoes' strategic options, Cohoes and Keefe, Bruyette & Woods executed a new agreement superseding the agreement reached in late July 2000. Under the new agreement entered into on September 12, 2000, Keefe, Bruyette & Woods was retained to provide financial advisory and investment banking services to Cohoes in connection with a possible merger transaction involving Cohoes. During the course of this engagement, Keefe, Bruyette & Woods and its representatives may participate in activities or conduct analyses designed to assist Cohoes in soliciting or making recommendations to Cohoes' stockholders. Under the terms of this agreement, Cohoes agreed to pay Keefe, Bruyette & Woods a fee equal to 1.0% of the market value of the aggregate consideration offered in a transaction less $350,000. Such fee excludes from the calculation of the amount of consideration received by stockholders any amounts paid pursuant to the stock option granted to Hudson River. In addition, Cohoes agreed to pay Keefe, Bruyette & Woods a fee of $250,000, which fee will be paid on November 1, 2000.

     Cohoes has also agreed to indemnify Keefe, Bruyette & Woods and related persons and entities against various liabilities, including liabilities under federal securities laws, arising out of Keefe, Bruyette & Woods' engagement and to reimburse Keefe, Bruyette & Woods for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel.

     In the ordinary course of its business, Keefe, Bruyette & Woods and its affiliates may actively trade the equity securities of Cohoes, Hudson River and TrustCo and their affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities.

     REGAN & ASSOCIATES, INC. Cohoes also has engaged Regan & Associates, Inc. to assist in soliciting proxies in connection with Cohoes' Annual Meeting of Stockholders, and has agreed to pay them $30,000 plus expenses for these services. Cohoes has continued to retain Regan & Associates to assist Cohoes in connection with its communications with stockholders with respect to TrustCo's tender offer.

     THE ABERNATHY MACGREGOR GROUP, INC. In September 2000, Cohoes retained The Abernathy MacGregor Group, Inc., a public relations firm, in connection with public and press relations and presentations regarding Cohoes' exploration of its strategic options as well as the annual meeting of stockholders. In the context of the TrustCo tender offer, Abernathy MacGregor will assist Cohoes with its communications to stockholders and the public. Abernathy MacGregor receives compensation based on the time it has spent on the project and is reimbursed for reasonable expenses. As part of the retention arrangement, Cohoes pays Abernathy MacGregor a minimum retainer of $5,000 per month, all of which is applied to the hourly fees charged for their services. Upon execution of the engagement, Cohoes paid Abernathy MacGregor a non-refundable fee of $50,000 against which the monthly retainer is applied.

         OTHER ARRANGEMENTS, AGREEMENTS OR CONFLICTS OF INTEREST

       Except as set forth below, to the best knowledge of Cohoes, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Cohoes or its affiliates and:

       * Cohoes' executive officers, directors or affiliates, or

       * TrustCo or TrustCo's executive officers, directors or affiliates.

     Arrangements between Cohoes and its affiliates and its executive officers, directors or affiliates are described under the headings "Directors' Compensation," "Executive Officer Compensation," "Employment Contracts," "Stock Options," "Benefit Restoration Plan" and "Transactions with Directors and Officers," in Cohoes' definitive proxy statement dated October 23, 2000, and distributed to Cohoes' stockholders in connection with its 2000 Annual Meeting of Stockholders. In addition, the section "Proposal to Amend the 1999 Stock Option and Incentive Plan and the 1999 Recognition and Retention Plan" in such proxy statement describes certain interests of the officers and directors in the amendments to Cohoes' 1999 Stock Option and Incentive Plan and 1999 Recognition and Retention Plan. Copies of the relevant portions of the October 23, 2000 proxy statement are included as exhibits to the Schedule 14D-9 of Cohoes filed with the SEC.

     There have been no transactions in Cohoes' common stock by its executive officers, directors, affiliates or subsidiaries in the 60 days before the date of this document. Cohoes also has not engaged in any transaction in its own common stock in the 60 days before the date of this document.

                        INFORMATION ABOUT TRUSTCO

     TrustCo Bank Corp NY is a New York corporation. TrustCo has commenced an offer to exchange each outstanding share of Cohoes common stock for $10.80 in cash and a fractional share of TrustCo common stock, par value $1.00 per share, with a value of $7.20 based upon the average closing price of TrustCo common stock on the Nasdaq for the 20-day period ending five days prior to the closing date of the tender offer.

     The Schedule TO filed on November 1, 2000 by TrustCo indicates that TrustCo's principal executive offices are located at 320 State Street, Schenectady, New York 12305 and that the telephone number of TrustCo at this location is (518) 377-3311.

                        FORWARD-LOOKING STATEMENTS

     This document contains a number of forward-looking statements regarding the financial condition, results of operations and business of Cohoes and TrustCo. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of TrustCo's offer. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "potential" or similar expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

     * required regulatory approvals for TrustCo's offer may be obtained more quickly than we expect,

     * market reaction to a combined Cohoes-TrustCo may be different than we expect,

     * the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control,

     * there may be increases in competitive pressure among financial institutions or from non-financial institutions,

     * changes in the interest rate environment may reduce interest margins or may adversely affect mortgage originations,

     * changes in deposit flows, loan demand or real estate values may adversely affect a company's business,

     * changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently,

     * general economic conditions, either nationally or in some or all of the states in which Cohoes or a combined Cohoes-TrustCo would be doing business, or conditions in securities markets, the banking industry or the mortgage banking industry, may be less favorable than we currently anticipate,

     * legislation or regulatory changes may adversely affect our businesses, and

     * technological changes may be more difficult or expensive than anticipated.

     All subsequent written and oral forward-looking statements concerning the exploration of our strategic options, TrustCo's offer or other matters addressed in this document and attributable to Cohoes or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Cohoes does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.